FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 3 August
 2009 of an increase in the notional allocation of Ordinary share ADRs on
30 July
 2009 at a price of $
38.43
 per ADR:-

Dr M M Slaoui	4
Mrs C Bruck Slaoui	1
Mr E J Gray	15
Mr W C Louv	9
Dr D Pulman	17

Th
i
s notification
 relates to a
transaction notified in accordance with

Disclosure
 and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

6 August
 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 6 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc